Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use of our report dated June 29, 2015, with respect to the statements of net assets available for benefits of the City National Corporation Profit Sharing Plan as of December 31, 2014 and 2013, the related statements of changes in net assets available for benefits for the years then ended, and the supplemental Schedule H Part IV, Line 4(i) – Schedule of Assets (Held at End of Year) as of December 31, 2014, which appear in the December 31, 2014 annual report on Form 11-K of the City National Corporation Profit Sharing Plan to be incorporated by reference in this Registration Statement on Form S-8 of Royal Bank of Canada.

/s/ KPMG LLP

Los Angeles, California
November 2, 2015